

NEWS RELEASE

ENERPLUS CORPORATION

The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

August 4, 2022

Enerplus Announces a 16% Dividend Increase Effective with the September 2022 Dividend Payment

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced that it has received Board approval to increase the amount of its quarterly dividend by 16%. The September 2022 quarterly cash dividend will be in the amount of US$0.05 per share and payable on September 15, 2022 to all shareholders of record at the close of business on August 31, 2022. The ex-dividend date for this payment is August 30, 2022.

The US$0.05 per share dividend is equivalent to approximately CDN$0.064 per share if converted using the current US/Canadian dollar exchange rate of 1.28. The CDN dollar equivalent dividend will be based upon the actual US/Canadian exchange rate applied on the payment date. Payments to shareholders who are not residents of Canada will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Investor Contacts
Drew Mair, 403-298-1707
Krista Norlin, 403-298-4304